Pixie Dust Technologies, Inc.

2-20-5 Kanda Misaki-cho, Chiyoda-ku

Tokyo, 101-0061, Japan

July 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Michael Fay

Brian Cascio

Jordan Nimitz

Katherine Bagley

Re:	Pixie Dust Technologies, Inc.

Registration Statement on Form F-1 (File No. 333-272476)

Registration Statement on Form F-6 (File No. 333-273284)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Pixie Dust Technologies, Inc., a foreign private issuer organized under the laws of Japan (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-272476) so that such Registration Statement shall become effective at 4:00 p.m. (EDT) on July 31, 2023, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Greenberg Traurig, LLP., by calling Barbara Jones, Esq. at 310.586.7773.

The Company also requests that the Company’s Registration Statement on Form F-6 (File No. 333-273284) be declared effective simultaneously with the Registration Statement on Form F-1.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Pixie Dust Technologies, Inc.

By:	/s/ Yoichi Ochiai
Name: Yoichi Ochiai
Title: Chief Executive Officer

cc:	Yoshiyuki Sekine, Chief Financial Officer, Pixie Dust Technologies, Inc.

Barbara Jones, Esq., Greenberg Traurig, LLP

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices

[Signature Page to Acceleration Request]